Federated U.S. Government Bond Fund

Form N-SAR
Sub-Item 77K:  Changes in registrant's certifying accountant

On May 19, 1999, the Fund's Board of Directors, upon the recommendation of the Audit Committee of the Board of Directors, requested and subsequently accepted the resignation of Arthur Andersen LLP ("AA") as the Fund's independent auditors. AA's reports on the Fund's financial statements for the fiscal years ended August 31 1998 and August 31, 1999, contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Fund's fiscal years ended August 31, 1998 and August 31, 1999, (i) there were no disagreements with AA on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of AA, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such years, and (ii) there were no reportable events of the kind in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

The Fund by action of its Board of Directors, upon the recommendation of the Audit Committee of the Board, has engaged Ernst & Young LLP
("E&Y") as the independent auditors to audit the Fund's financial statements for the fiscal year ending August 31, 2000. During the Fund's fiscal years ended August 31, 1998 and August 31, 1999, neither the Fund nor anyone on its behalf has consulted AA on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph
(a)(1)(iv) of Item 304 of Regulation S-K) of reportable events (as described in paragraph (a)(1)(v) of said Item 304).